Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP INTERSECTS 1.64 METRES TRUE WIDTH GRADING 24.66 GRAMS PER TONNE GOLD, 56 GRAMS PER TONNE SILVER, 3.28% LEAD, AND 2.12% ZINC
FROM VEIN H16 AT THE HPG MINE

VANCOUVER, British Columbia – January 12, 2022 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) is pleased to report additional high-grade intercepts from its 2021 exploration program at the HPG mine. Extensive exploration drilling and tunneling are ongoing at the HPG mine and all other mines in the Ying Mining District, Henan Province, China.

From June 1 to December 31, 2021, 24,369 metres (“m”) from a total of 153 diamond drill holes, including 89 underground holes and 64 surface holes, were completed at the HPG mine. Assay results for 134 holes have been received, with 82 holes intercepting mineralization. Currently, there are nine rigs drilling at the HPG mine.

The strategy of the drilling program is threefold: 1) drill above or beneath the stopes that were previously mined but stopped due to more variation in grades, thickness, and attitudes of the vein structures than previously modeled to easily obtain ore; 2) drill for gold-silver -lead-zinc veins in the resource area at higher elevations near the surface and southwest side to expand the resources; and 3) drill for a rhyolitic breccia dyke that is prominently exposed in the middle of the mining area and mineralized with gold-silver-lead-zinc.

Drilling Above or Beneath Previously Mined Stopes

Most holes drilled during this period targeted blocks containing known ore veins in production areas that were previously missed due to limited drilling or tunneling, changes in the strikes and dips, and/or pinch-swelling of the pay-zones within the veins. The high-grade intercepts are mainly associated with the southwest-striking H5 series, H15 series, H16 series, H17 series, H11, and H14 veins. Since access tunnels are already in place, any high-grade mineralization discovered can quickly be converted to reserves and mined.

Highlights of the high-grade gold-silver-lead-zinc intercepts near the surface or previously mined stopes:

  Underground hole ZK2542 intersected a 1.91 m interval (1.64 m true width) of vein H16 grading 24.66 g/t gold (“Au”), 56 g/t silver (“Ag”), 3.28% lead (“Pb”), 2.12% zinc (“Zn”), and 0.11% copper (“Cu”) from 29.11 m depth, at an elevation of 527 m;

  Underground hole ZK2314 intersected a 0.75 m interval (0.48 m true width) of vein H15 grading 21.00 g/t Au, 54 g/t Ag, 0.45% Pb, 0.09% Zn, and 0.24% Cu from 132.91 m depth, at an elevation of 444 m; and

  Underground hole ZK24N04 intersected a 2.45 m interval (2.10 m true width) of vein H15 grading 0.65 g/t Au, 155 g/t Ag, 14.93% Pb, 0.03% Zn, and 0.42% Cu from 160.36 m depth, at an elevation of 549 m.

Near Surface Mineralization in Gold-Silver-Lead-Zinc Veins

Nineteen diamond drill holes were drilled from surface, with additional underground diamond drilling employed to test for near surface mineralization above 520 m within the HPG resource area. The drilling intersected gold-silver-lead-zinc veins including the H9 series, H11 series, H14 series, H15 series, H16 series, H17 series, and H10_1. The purpose of this drilling was to extend the resources to higher elevations within the current resource area.

Highlights of the high-grade gold-silver-lead-zinc intercepts near the surface or previously mined stopes:

  Surface hole ZK2419 intersected a 2.20 m interval (1.90 m true width) of vein H17 grading 22.99 g/t Au, 35 g/t Ag, 0.49% Pb, 0.07% Zn, and 0.02% Cu from 78.57 m depth, at an elevation of 817 m; and

  Surface hole ZK1218 intersected a 1.36 m interval (1.22 m true width) of vein H17 grading 10.54 g/t Au, 17 g/t Ag, 0.60% Pb, 0.02% Zn, and 0.05% Cu from 89.69 m depth, at an elevation of 783 m.

Drilling High-Grade Gold-Silver-Lead-Zinc Veins at the Southwest Side of the Resource Area

Surface and underground diamond drilling at the southwest side of the resource area intersected high-grade gold-silver-lead-zinc veins of the H20W, H12_1, H39, H41, and H40 series, at an elevation between 435 m and 655 m. These vein structures strike north to north-northeast, and have vertical to sub-vertical dips to the east. Among them, H41W is a newly discovered north-northeast striking high-grade vein that was intersected during this period.

Highlights of the high-grade gold-silver-lead-zinc intercepts at the southwest side of the resource area:

  Underground hole ZK11206 intersected a 1.33 m interval (1.10 m true width) of vein H41W grading 2.86 g/t Au, 1,469 g/t Ag, 3.69% Pb, 2.33% Zn, and 0.13% Cu from 66.90 m depth, at an elevation of 613 m;

  Underground hole ZK11207 intersected a 0.50 m interval (0.28 m true width) of vein H41W grading 0.18 g/t Au, 2,642 g/t Ag, 0.63% Pb, 0.21% Zn, and 0.09% Cu from 62.50 m depth, at an elevation of 613 m;

  Underground hole ZK11604 intersected a 1.67 m interval (1.12 m true width) of vein H40 grading 7.31 g/t Au, 100 g/t Ag, 1.78% Pb, 0.19% Zn, and 0.03% Cu from 266.55 m depth, at an elevation of 532 m; and

  Surface hole ZK11406 intersected a 0.52 m interval (0.31 m true width) of vein H20W grading 14.60 g/t Au, 15 g/t Ag, 0.07% Pb, 0.09% Zn, and 0.02% Cu from 199.41 m depth, at an elevation of 527 m.

Drilling for a Rhyolitic Breccia Dyke

The breccia dyke extends along a northwest trend for approximately two kilometres (“km”), has a thickness from 25 to 200 m, and dips steeply to the northeast. Hole ZK1315 from this drill program intercepted a significant width of mineralization which is associated with siderite-ankerite-pyrite, and minor galena, sphalerite, and chalcopyrite in the matrix of the breccia. It is possible all the gold-silver -lead-zinc veins mined at the HPG mine have cut the breccia dyke.

Hole ZK1315 intersected an 18.41 m interval grading 1.42 g/t Au, 122 g/t Ag, 0.97% Pb, 0.56% Zn, and 0.14% Cu in the breccia (Table 1). An earlier drill hole ZK1511 from nearby also intercepted a 31.8 m interval grading 1.14 g/t Au, 52 g/t Ag, 0.3% Pb, and 0.25% Zn.

This discovery of broad mineralization in the breccia dyke has been confirmed by a cross-cut tunnel PD2-570-15WCM, which cut a 20.7 m interval grading 1.06 g/t Au, 122 g/t Ag, 1.33% Pb, 1.48% Zn, and 0.14% Cu at an elevation of 570 m (Table 4).

Table 1: Assay results for 103 drill holes from the HPG mine

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein
ZK02N02	107.08	108.99	442	1.91	0.82	0.13	11	0.62	3.64	0.01	H5
ZK02N21	57.75	59.23	488	1.48	1.32	0.05	103	1.10	0.35	0.03	H5
ZK04N01	109.45	110.99	533	1.54	1.18	0.89	43	2.01	0.21	0.14	H5
ZK04N03	117.82	118.35	536	0.53	0.38	0.36	121	5.29	0.17	0.08	H5
ZK04N04	136.53	137.45	489	0.92	0.89	0.24	73	3.16	2.41	0.06	H5
ZK04N05	109.22	109.75	539	0.53	0.40	0.30	221	1.72	0.07	0.03	H5a
ZK04N05	123.74	124.32	531	0.58	0.43	0.59	214	0.18	0.04	0.11	H5
ZK04N12	77.50	78.26	487	0.76	0.66	0.35	49	4.71	0.93	0.06	H5
ZK06N02	88.33	88.87	552	0.54	0.47	31.00	23	0.58	0.04	0.03	H5a
ZK0722	117.30	117.84	546	0.54	0.49	0.16	198	0.73	0.30	0.09	H11E
ZK0724	58.02	60.41	590	2.39	1.86	4.42	78	1.00	0.28	0.05	H15W
ZK0725	18.06	18.77	615	0.71	0.56	2.23	90	0.05	0.05	0.01	H10_1
ZK07N04	26.18	28.17	865	1.99	1.03	1.01	252	0.73	0.91	0.04	H5
ZK07N05	18.58	19.71	501	1.13	0.94	0.52	58	0.78	0.24	0.08	H5
ZK07N11	9.83	11.13	462	1.30	1.09	4.36	21	0.04	0.01	0.01	B01
ZK07N11	87.52	88.05	444	0.53	0.44	2.18	34	3.18	0.62	0.05	H10_1W
ZK0921	127.98	128.93	628	0.95	0.82	2.48	76	0.47	0.40	0.03	H16
ZK09N19	0.00	1.46	464	1.46	1.12	0.21	102	0.11	0.05	0.71	B6
ZK09N19	44.31	44.83	450	0.52	0.31	0.85	159	1.48	1.11	0.05	H5_2
ZK09N20	8.26	9.46	457	1.20	0.79	0.78	74	0.09	0.02	0.38	H5E1
ZK09N22	23.44	24.35	457	0.91	0.86	0.06	159	0.72	1.25	0.03	H5W
ZK11006	109.01	109.71	581	0.70	0.61	1.58	160	1.40	0.43	0.42	H41a
ZK11006	247.01	248.21	483	1.20	0.95	1.18	13	0.40	2.31	0.00	H40
ZK11206	66.90	68.23	613	1.33	1.10	2.86	1,469	3.69	2.33	0.13	H41W [1]
ZK11207	62.50	63.00	613	0.50	0.28	0.18	2,642	0.63	0.21	0.09	H41W
ZK11208	112.37	112.97	577	0.60	0.59	0.87	162	1.03	1.11	0.11	H42E

ZK11208	233.37	233.88	490	0.51	0.47	0.55	137	2.29	1.96	0.24	H20W
ZK11208	244.84	245.37	481	0.53	0.40	20.30	10	0.04	0.01	0.01	H40
ZK11208	249.82	251.42	478	1.60	1.21	5.13	10	0.41	0.42	0.05	H40W
ZK11404	68.27	69.02	622	0.75	0.63	1.56	16	0.33	0.26	0.02	H41W
ZK11404	202.48	203.53	550	1.05	0.70	4.29	22	0.34	0.11	0.03	H17
ZK11406	183.96	184.54	537	0.58	0.33	2.32	5	0.02	0.02	0.01	H17
ZK11406	199.41	199.93	527	0.52	0.31	14.60	15	0.07	0.09	0.02	H20W
ZK11406	222.92	224.69	511	1.77	1.23	0.72	56	0.62	0.20	1.09	H17_1
ZK11407	68.53	70.58	608	2.05	1.59	0.89	45	0.85	2.10	0.08	H41W
ZK11407	223.33	224.78	492	1.45	1.27	0.95	114	0.47	0.17	0.18	H20W
ZK11408	72.37	72.89	610	0.52	0.40	0.26	41	5.81	1.43	0.06	H41W
ZK11604	43.88	44.58	638	0.70	0.57	0.88	75	0.10	0.16	0.05	H41a
ZK11604	72.27	74.30	624	2.03	1.65	1.60	114	0.78	1.33	0.11	H41W
ZK11604	76.50	77.23	622	0.73	0.60	0.21	26	3.23	4.12	0.02	H41W1 [1]
ZK11604	210.38	210.88	558	0.50	0.32	3.21	97	0.59	0.31	0.21	H16_3
ZK11604	266.55	268.22	532	1.67	1.12	7.31	100	1.78	0.19	0.03	H40
Including	266.55	267.57	532	1.02	0.68	9.90	157	2.70	0.22	0.03	H40
ZK11N12	55.19	56.29	427	1.10	0.68	0.11	111	0.14	0.05	0.38	H5
ZK11N13	2.56	4.66	462	2.10	1.21	0.98	78	0.08	0.02	0.41	B6 [1]
ZK11N13	65.35	70.12	449	4.77	2.11	0.50	111	0.29	0.29	0.20	H5_2
ZK1218	89.69	91.05	783	1.36	1.22	10.54	17	0.60	0.02	0.05	H17
ZK12207	42.65	43.66	519	1.01	0.78	3.28	6	0.18	0.27	0.01	H11
ZK12N03	92.37	94.52	482	2.15	1.72	0.06	49	10.23	0.97	0.02	H4
Including	93.72	94.52	482	0.80	0.64	0.13	101	22.69	2.14	0.04	H4
ZK1310-1	157.21	158.13	630	0.92	0.56	2.14	177	17.09	0.29	0.07	H10_1
ZK1314	155.16	156.21	622	1.05	0.33	2.37	86	0.93	1.69	0.06	H9
ZK1315	202.28	220.69	573	18.41	N/A [2]	1.42	122	0.97	0.56	0.14	Breccia Dyke [1]
ZK1321	87.06	87.63	690	0.57	N/A	1.18	19	0.37	0.23	0.02	N/A [3]
ZK1322	132.00	132.61	667	0.61	0.50	8.45	30	0.31	0.07	0.02	H9
ZK15N21	0.75	4.19	627	1.54	2.60	0.67	11	1.12	1.01	0.03	H10_1a
ZK15N22	23.84	27.69	620	3.85	3.79	0.54	62	6.05	0.32	0.02	H39_1a
ZK15S03	172.52	174.88	636	2.36	1.51	0.72	58	0.42	0.02	0.24	H17_1
ZK15S04	103.46	105.03	647	1.57	0.97	4.35	45	1.31	0.26	0.01	H14W
ZK15S05	172.79	173.32	553	0.53	0.21	7.66	22	1.85	3.94	0.30	H17_1
ZK1830	47.53	49.08	782	1.55	1.35	1.82	13	0.04	0.03	0.01	H17
ZK2033	94.63	95.60	755	0.97	0.76	3.14	21	0.01	0.05	0.01	H17
ZK2035	69.11	70.78	765	1.67	1.66	1.57	6	0.04	0.06	0.01	H17
ZK2036	42.82	44.47	796	1.65	1.61	3.03	32	0.05	0.04	0.02	H17
ZK2037	57.31	58.58	770	1.27	1.04	8.68	28	0.07	0.12	0.05	H17
ZK2314	3.18	4.90	536	1.72	1.00	1.37	17	1.95	0.72	0.03	H14
ZK2314	132.91	133.66	444	0.75	0.48	21.00	54	0.45	0.09	0.24	H15
ZK2314	146.14	147.38	435	1.24	0.79	0.92	106	0.80	0.06	0.39	H20W
ZK2341	71.08	72.78	795	1.70	1.11	0.65	137	3.64	4.76	0.03	H16
ZK2349	88.10	90.24	768	2.14	0.94	0.18	171	1.32	0.23	0.09	H11
ZK2349	151.63	152.30	723	0.67	0.52	0.90	13	0.92	1.34	0.03	N/A
ZK2349	166.28	166.94	712	0.66	0.39	0.85	141	0.44	0.27	0.43	H9
ZK2349	248.31	249.29	654	0.98	0.59	1.84	4	0.07	0.03	0.01	H39_1
ZK2349	255.80	257.17	649	1.37	0.27	2.80	8	0.08	0.02	0.01	H12_1
ZK2419	78.57	80.77	817	2.20	1.90	22.99	35	0.49	0.07	0.02	H17
Including	79.22	80.77	816	1.55	1.34	32.40	42	0.63	0.07	0.03	H17
ZK24N03	154.46	155.24	557	0.78	0.63	0.60	56	1.42	0.05	0.18	H15
ZK24N04	160.36	162.81	549	2.45	2.10	0.65	155	14.93	0.03	0.42	H15
ZK24N10	157.27	157.93	617	0.66	0.50	0.66	23	0.92	3.38	0.01	H15W
ZK2542	29.11	31.02	527	1.91	1.64	24.66	56	3.28	2.12	0.11	H16
including	29.89	31.02	527	1.13	0.97	41.06	87	5.48	3.51	0.17	H16
ZK2542	52.06	52.96	518	0.90	0.80	3.20	7	0.22	0.16	0.01	H16_1
ZK2542	109.59	110.61	496	1.02	0.55	4.25	60	1.66	1.33	0.27	H20Wa
ZK2542	119.52	120.07	492	0.55	0.41	2.32	4	0.62	0.18	0.02	H20W
ZK2542	141.01	141.51	483	0.50	0.37	4.43	4	0.11	0.17	0.01	H17
ZK2544	32.89	34.42	522	1.53	1.53	1.10	9	0.34	0.96	0.02	H16
ZK2544	119.37	121.03	479	1.66	1.64	2.43	20	1.54	0.28	0.06	H20W

ZK2545	3.91	4.53	537	0.62	0.56	3.20	3	0.04	0.06	0.00	H14
ZK2545	27.90	30.21	525	2.31	2.04	3.00	16	0.74	0.74	0.03	H16
ZK2545	95.18	95.78	496	0.60	0.57	3.25	5	0.03	0.03	0.01	H15
ZK2545	118.27	121.76	485	3.49	2.00	2.06	34	0.29	0.35	0.19	H20W
ZK2546	101.97	102.85	520	0.88	0.72	3.44	94	0.97	0.16	0.05	H20W
ZK2547	342.39	343.05	580	0.66	0.30	1.70	61	0.55	0.03	0.01	H41W
ZK2548	15.93	16.48	796	0.55	0.50	0.03	21	7.25	2.17	0.02	H11
ZK2548	81.94	83.21	758	1.27	1.16	0.05	82	1.98	0.84	0.14	H14
ZK2548	187.62	188.15	697	0.53	0.38	8.72	35	6.25	1.12	0.02	H16_3
ZK2548	270.84	272.20	651	1.36	0.85	0.35	85	0.23	0.38	0.77	H17
ZK2548	306.72	307.24	631	0.52	0.45	0.89	65	0.29	0.72	0.01	H20W
ZK26N02	153.05	154.38	593	1.33	0.92	0.64	46	1.94	0.13	0.02	H15
ZK26N02	157.24	157.97	591	0.73	0.50	0.07	40	2.19	1.11	0.02	H15_1
ZK2732	27.53	28.08	531	0.55	0.53	9.47	12	0.24	0.28	0.01	H16
ZK2732	51.23	51.89	524	0.66	0.66	5.61	7	0.05	0.06	0.01	H16_1
ZK2732	70.12	70.87	518	0.75	0.72	1.77	3	0.15	0.01	0.00	H16_3
ZK2732	150.69	151.20	495	0.51	0.28	4.93	18	1.04	4.47	0.12	H20W
ZK2732	218.43	219.44	475	1.01	0.56	2.66	45	0.24	0.37	0.58	H42
ZK2733	33.10	37.32	510	4.22	3.32	1.45	10	0.19	0.42	0.01	H16
ZK2733	255.24	256.76	324	1.52	0.65	1.25	27	5.99	1.67	0.02	H20W
[1]	New veins.
[2]	True thickness unknown.
[3]	New unnamed veins.

Tunneling Programs at the HPG Mine

A total of 1,436 m of exploration tunnels were developed at the HPG mine during this period. The exploration tunneling, which comprised of drifting, cross-cutting and raising, was driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources, and to test for new parallel and splay structures (Tables 2 and 3).

Table 2: Summary of the tunneling programs at the HPG mine

Major Target Veins	Elevation (m)	Total Tunneling (m)	Channel Samples Collected	Drift Included (m)	Total Mineralization Exposed by Drifts [1]
					Length (m)	True Width (m)	Au (g/t	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
H20W, H11, H5, H5a, H41, H15, H5_2, H14, H3, H32, B10, H17, H40E, H10_1, H9, H12_1	150-640	1,436	995	1,181	286	0.64	1.61	80	2.11	1.58	0.12
[1]	Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 130 g/t at the HPG mine
(Formula used for AgEq calculation: AgEq = Ag g/t + 70.15 * Au g/t + 35.91 * Pb% + 21.9 * Zn%).

Table 3: Selected mineralized zones exposed by drift tunneling at the HPG mine

Tunnel ID	Vein	Elevation (m)	Total Length (m)	Ore Length (m)	Horizontal Width (m)	True Width (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
PD5-H11-610-17SYM	H11	610	24	24	0.61	0.59	0.10	35	6.80	0.89	0.03
PD3-H17-150-34NYM	H17	150	40	20	1.06	1.03	0.53	19	0.72	3.08	0.10
PD3-H20W-460-27SYM	H20W	460	100	55	0.93	0.89	3.99	126	1.20	1.47	0.17
PD3-H3-340-0SYM	H3	340	50	10	0.50	0.32	0.36	63	2.11	4.49	0.02
PD5-H41-640-15SYM	H41	640	26	22	0.43	0.41	4.45	45	1.88	1.39	0.08
PD600-H5_2-510-7NYM	H5_2	510	40	25	0.54	0.53	0.15	42	5.95	0.17	0.06
PD3-H5_2-460-9SYM	H5_2	460	30	10	0.99	0.97	0.04	240	0.94	1.40	0.05
PD3-H5a-300-7SYM	H5a	300	31	31	0.72	0.70	2.75	67	1.35	0.57	0.05
W_Tunnel-H9-630-13SYM	H9	630	25	25	0.53	0.52	3.76	100	3.93	3.40	0.28

W_Tunnel-H9-630-13NYM	H9	630	34	29	0.58	0.55	0.99	49	2.37	1.02	0.11

Table 4: Selected mineralized zones exposed by crosscut tunneling at the HPG mine

Tunnel ID	Vein	From (m)	To (m)	Length (m)	Elevation (m)	True Width (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
PD3-380-9_Bay2	B6 [1]	36.00	42.00	6.00	380	4.24	2.18	22	0.25	0.14	0.01
PD2-570-15WCM	Breccia dyke [1]	3.00	23.7	20.7	570	N/A [2]	1.06	122	1.33	1.48	0.14
PD600-H5a-560-6WCM	H5	148.24	149.46	1.22	560	1.22	0.30	82	2.60	1.15	0.08
PD3-H5-300-7ECM	H5a	3.84	4.16	0.32	300	0.31	5.64	373	2.80	1.63	0.05
XSD-H9-630-13ECM	H10_1	44.52	45.84	1.32	630	1.08	0.18	224	4.71	0.23	0.05
PD3-460-Decline3	H15	147.81	148.24	0.43	405	0.42	3.75	1395	0.78	12.50	0.40
[1]	New veins.
[2]	True width unknown.

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1 mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (“AAS”), and the other is digested with two-acids for analysis of silver, lead, zinc, and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (“Ying Lab”) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1 mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc, and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (“QA/QC”) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRMs, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead, and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2021 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.